July 30, 2009

Via U.S. Mail and Facsimile (011-30-210-80-90-585)

George Economou
Chief Executive Officer and Interim Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion

      Re: Dryships Inc.
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed March 30, 2009
              Amendment No.1, Filed April 3, 2009
              File No. 1-33922
              Response Letter Dated July 23, 2009

Dear Mr. Economou:

      We refer you to our comment letter dated June 25, 2009 regarding business contacts with Cuba, Iran, and Syria. We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance